Exhibit 99.1

ECARX Announces Fourth Quarter and Full Year 2022 Financial Results

●	FY 2022 revenue up 28% YoY to $515.7 million; Q4 2022 revenue up 44% YoY to $221.4 million at constant currency

●	FY 2022 gross profit up 21% YoY to $143.6 million; Q4 2022 gross profit up 30% YoY to $62.0 million at constant currency

●	Expect revenue growth of approximately 38% YoY for FY 2023; adjusted EBITDA breakeven by end of FY 2024

London, April 24, 2023 – ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX"), a global mobility tech provider, today reported financial results for the quarter and full year ended December 31, 2022. The company also provided financial guidance for the full year 2023 expecting continued strong growth.

“Our unique go-to-market strategy and R&D engine enable us to be well positioned to capture the massive growth opportunity from the revolution towards more connected, autonomous, and electrified vehicles,” said Ziyu Shen, co-founder, Chairman and CEO of ECARX. “Continued technological advancements are driving OEMs to develop next-generation, software-defined vehicles, and our vertically-integrated, full-stack automotive computing platform will help transform these vehicles in ways that have never been imagined. Our strong financial results in 2022 demonstrate our solid operating execution, the strength of our product portfolio, and the growing demand for our solutions from customers around the world. This momentum, and our recent listing on Nasdaq, will support our plans to deliver on our robust product pipeline, advance strategic partnerships and accelerate international growth.”

Fourth Quarter 2022 Financial Highlights (growth rates at constant currency):

●	Total revenue of $221.4 million, up 44% year over year

o	Sales of goods revenues of $151.4 million, up 43% year over year, primarily driven by higher average sales prices and higher volumes from the launch of new products

o	Software license revenues of $35.8 million, up 263% year over year, driven by increased volume and favorable pricing

o	Service revenues of $34.2 million, down 10% year over year, primarily due to the impact of the COVID-19 pandemic on customer operations, delaying certain projects

●	Gross profit of $62.0 million, up 30% year over year, primarily driven by the launch of new products and favorable product mix

●	Net loss of $107.3 million, up from $36.6 million for the same period last year, largely driven by higher research and development and share-based compensation expenses as the company continues to execute on its robust product roadmap

●	Adjusted EBITDA (non-GAAP) loss of $30.2 million, primarily driven by strong demand from our OEM and Tier 1 customers combined with inflationary headwinds that were offset by pricing recoveries

Full-Year 2022 Financial Highlights (growth rates at constant currency):

●	Total revenue of $515.7 million, up 28% year over year

o	Sales of goods revenues of $352.9 million, up 23% year over year, primarily driven by higher average selling prices, as well as higher volumes due to the launch of new products

o	Software license revenues of $58.6 million, up 55% year over year, driven by increased volume and favorable pricing

o	Service revenues of $104.2 million, up 35% year over year, driven by increased demand for technical consulting services from OEM customers and Tier 1 partners

●	Gross profit of $143.6 million, up 21% year over year, primarily driven by the launch of new products and improved mix from higher service revenues

●	Net loss of $223.5 million, up from $177.0 million in 2021, largely driven by share-based compensation expenses as the company continues to execute on its robust product roadmap

●	Adjusted EBITDA (non-GAAP) loss of $99.7 million, down from $122.0 million in 2021

●	As of December 31, 2022, ECARX had $112.8 million in cash (including $5.9 million in restricted cash), a decrease of $17.8 million from December 31, 2021 primarily due to investments in research and development to support the launch of new products.

Financial Outlook

The Company’s financial outlook is as follows:

$mn	2023	2022	YoY Change
Total Revenue	$700-720	$515.7	36-40%
Adjusted EBITDA (non-GAAP)	Breakeven by end of 2024

# # #

Conference Call & Webcast Details:

ECARX will host a webcast of its earnings conference call today, Monday, April 24, 2023, at 8:00 a.m. EDT. To access the webcast, visit the Events & Presentations section of the ECARX Investor Relations site, or visit the following link – https://edge.media-server.com/mmc/p/e9potpvf.

To join the earnings call by telephone, participants must pre-register at https://register.vevent.com/register/BI5ea09a1b8c62418781fdbdc570ff96a2 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the company’s Investor Relations website under the presentations section following the event.

In addition, the company will host its inaugural Investor Day on Tuesday, May 9, 2023 from New York City. Beginning at 7:30 a.m. EDT, the event will feature presentations by the company’s executive team, including Chairman and CEO, Ziyu Shen, COO, Peter Cirino, and CFO, Ramesh Narasimhan, among others. The focus of the presentations will be on ECARX’s strategic vision, technology development, and financial targets.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 4.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Non-GAAP Financial Measure

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA (non-GAAP) is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses. The Company provides revenue growth rates at constant currency, which exclude the impact of foreign currency translation, in order to facilitate a comparison of its current revenue performance to its past revenue performance.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of foreign currency translation and certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance. To calculate revenue growth rates in constant currency, the Company converts actual net sales from local currency to U.S. dollars using constant foreign currency exchange rates in the current and prior period.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Investor Contacts:

Adam Kay, +44 (0)7796 954086, ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

ECARX Holdings Inc.

Condensed Balance Sheets

	As of December 31 (Unaudited)
Millions, otherwise noted	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	878.0	737.4	106.9
Restricted cash	23.0	41.0	5.9
Accounts receivable – third parties, net	184.6	418.3	60.6
Account receivable – related parties, net	768.7	483.0	70.0
Notes receivable	137.7	145.4	21.1
Inventories	223.3	131.6	19.1
Amounts due from related parties	41.3	911.6	132.2
Prepayments and other current assets	200.1	412.9	59.9
Total current assets	2,456.7	3,281.2	475.7

Non-current assets
Long-term investments	1,354.0	489.8	71.0
Property and equipment, net	103.2	118.4	17.2
Intangible assets, net	31.0	36.7	5.3
Operating lease right-of-use assets	-	85.3	12.4
Other non-current assets – third parties	19.9	26.0	3.8
Other non-current assets – related parties	1.9	213.7	31.0
Total non-current assets	1,510.0	969.9	140.7
Total assets	3,966.7	4,251.1	616.4

LIABILITIES
Current liabilities
Short-term borrowings	932.0	870.0	126.1
Accounts payable - third parties	650.0	1,024.2	148.5
Accounts payable - related parties	111.5	239.9	34.8
Notes payable	127.3	168.4	24.4
Amounts due to related parties	376.9	191.2	27.7
Contract liabilities, current - third parties	2.7	4.7	0.7
Contract liabilities, current - related parties	363.3	316.7	45.9
Operating lease liabilities, current	-	24.2	3.5
Accrued expenses and other current liabilities	459.0	738.6	107.1
Income tax payable	-	21.6	3.1
Total current liabilities	3,022.7	3,599.5	521.8

Non-current liabilities
Contract liabilities, non-current - third parties	0.3	0.1	0.0
Contract liabilities, non-current - related parties	472.7	282.1	40.9
Convertible notes payable	-	439.9	63.8
Operating lease liabilities, non-current	-	59.5	8.6
Warrant liabilities, non-current	-	16.5	2.4
Other non-current liabilities	16.3	30.7	4.5
Total non-current liabilities	489.3	828.8	120.2
Total liabilities	3,512.0	4,428.3	642.0
Commitments and contingencies	-	-	-

ECARX Holdings Inc.

Condensed Balance Sheets (continued)

	As of December 31 (Unaudited)
Millions, otherwise noted	2021	2022	2022
	RMB	RMB	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	283.6	-	-
Series A Redeemable Convertible Preferred Shares	1,429.3	-	-
Series A+ Redeemable Convertible Preferred Shares	1,386.7	-	-
Series A++ Redeemable Convertible Preferred Shares	475.4	-	-
Series B Redeemable Convertible Preferred Shares	1,117.3	-	-
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	(159.4)	-	-
Redeemable non-controlling interests	30.5	-	-
Total mezzanine equity	4,563.4	-	-

SHAREHOLDERS' DEFICIT
Ordinary Shares	-	-	-
Class A Ordinary Shares	-	-	-
Class B Ordinary Shares	-	-	-
Treasury Shares, at cost	-	-	-
Additional paid-in capital	-	5,919.7	858.3
Accumulated deficit	(4,109.0)	(5,711.0)	(828.0)
Accumulated other comprehensive income/(loss)	6.0	(385.9)	(56.0)
Total deficit attributable to ordinary shareholders	(4,103.0)	(177.2)	(25.6)
Non-redeemable non-controlling interests	(5.7)	-	-
Total shareholders' deficit	(4,108.7)	(177.2)	(25.6)
Liabilities, mezzanine equity and shareholders' deficit	3,966.7	4,251.1	616.4

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations

	Year Ended December 31 (Unaudited)			Three Months Ended December 31 (Unaudited)
Millions, otherwise noted	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Sales of goods revenue	1,983.8	2,434.2	352.9	730.1	1,043.9	151.4
Software license revenues	261.3	404.5	58.6	67.9	246.6	35.8
Service revenues	534.0	718.4	104.2	261.9	236.2	34.2
Total revenues	2,779.1	3,557.1	515.7	1,059.9	1,526.7	221.4
Cost of goods sold	(1,749.2)	(1,971.1)	(285.7)	(668.3)	(873.8)	(126.7)
Cost of software licenses	(32.2)	(126.8)	(18.4)	(10.8)	(63.1)	(9.1)
Cost of services	(180.5)	(468.7)	(68.0)	(53.1)	(162.3)	(23.5)
Total cost of revenues	(1,961.9)	(2,566.6)	(372.1)	(732.2)	(1,099.2)	(159.4)
Gross profit	817.2	990.5	143.6	327.6	427.6	62.0

Research and development expenses	(1,209.4)	(1,210.9)	(175.6)	(372.3)	(464.3)	(67.3)
Selling and marketing expenses	(82.8)	(86.6)	(12.6)	(30.2)	(33.5)	(4.9)
General and administrative expenses	(506.9)	(1,180.2)	(171.1)	(171.5)	(613.4)	(88.9)
Other income – related parties	-	22.8	3.3	-	22.8	3.3
Others, net	0.2	(1.9)	(0.3)	(0.2)	(0.1)	(0.0)
Total operating expenses	(1,798.9)	(2,456.8)	(356.2)	(574.2)	(1,088.5)	(157.8)
Loss from operation	(981.7)	(1,466.3)	(212.6)	(246.5)	(660.9)	(95.8)

Interest income	11.8	12.4	1.8	2.6	4.6	0.7
Interest expenses	(131.7)	(51.1)	(7.4)	(1.2)	(17.5)	(2.5)
Loss from equity method investments	(2.5)	(137.4)	(19.9)	(5.1)	(52.7)	(7.6)
Change in fair value of an equity security	-	(16.8)	(2.4)	-	(52.6)	(7.6)
Gains on sales of an equity security	-	59.7	8.7	-	59.7	8.7
Gains on deconsolidation of a subsidiary	10.6	72.0	10.4	-	-	-
Change in fair value of warrant liabilities	(111.3)	(3.2)	(0.5)	-	(3.2)	(0.5)
Government grants	4.5	29.3	4.2	0.0	1.1	0.2
Unrealized exchange {gains}/losses	18.3	(18.2)	(2.6)	5.2	1.7	0.2
Loss before income taxes	(1,182.0)	(1,519.6)	(220.3)	(244.8)	(719.8)	(104.4)
Income tax expenses	(3.4)	(21.6)	(3.1)	(0.1)	(20.0)	(2.9)
Net loss	(1,185.4)	(1,541.2)	(223.5)	(244.9)	(739.8)	(107.3)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	4.6	(391.9)	(56.8)	33.7	97.2	14.1
Comprehensive loss	(1,180.8)	(1,933.1)	(280.3)	(211.2)	(642.6)	(93.2)
Less: Comprehensive loss attributable to non-controlling interests	5.0	1.4	0.2	4.4	-	-
Less: Comprehensive loss attributable to redeemable non-controlling interests	0.8	0.5	0.1	0.8	-	-
Comprehensive loss attributable to ECARX Holdings Inc.	(1,175.0)	(1,931.2)	(280.0)	(206.0)	(642.6)	(93.2)

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations (continued)

	Year Ended December 31 (Unaudited)			Three Months Ended December 31 (Unaudited)
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss per ordinary share
– Basic and diluted loss per share, ordinary shares	(6.02)	(7.92)	(1.15)	-	(1.86)	(0.27)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Weighted average number of ordinary shares	236,691,093	239,296,386	239,296,386	-	248,341,808	248,341,808

ECARX Holdings Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Year Ended December 31 (Unaudited)			Three Months Ended December 31 (Unaudited)
Millions, otherwise noted	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(1,185.4)	(1,541.2)	(223.5)	(244.9)	(739.8)	(107.3)
Interest income	(11.8)	(12.4)	(1.8)	(2.5)	(4.5)	0.7
Interest expense	131.7	51.1	7.4	1.2	17.5	2.5
Income tax expenses	3.4	21.6	3.1	0.1	20.0	2.9
Depreciation of property and equipment	43.1	45.1	6.5	10.9	16.0	2.3
Amortization of intangible assets	21.9	22.6	3.3	5.9	4.0	0.6
EBITDA	(997.1)	(1,413.3)	(204.9)	(229.3)	(686.9)	(99.6)
Share-based compensation expenses	179.9	725.7	105.2	78.3	478.5	69.4
Adjusted EBITDA	(817.2)	(687.6)	(99.7)	(151.0)	(208.4)	(30.2)

SOURCE ECARX Holdings, Inc.